SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (the "Agreement") is made and entered into effective as of this 6ᵗʰ day of April, 2011 (the "Effective Date") by and between Midas Medici Group Holdings, Inc., a Delaware corporation ("MMGH"), on the one hand, and Knox Lawrence International, LLC, a Delaware limited liability company ("KLI"), on the other hand.

Recitals

WHEREAS, as of March 1, 2011, MMGH is indebted to KLI in the amount of $ 1,855,570.00 (the "Indebtedness");

WHEREAS, the parties are willing to settle the Indebtedness pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the terms and conditions hereof, and the other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, MMGH and KLI agree as follows:

Agreement

1. MMGH shall deliver to KLI by wire transfer to a bank account designated by KLI the sum of Four Hundred Ninety Thousand Dollars ($490,000) (the "Funds").

2. MMGH shall deliver to KLI a promissory note in the original principal amount of $370,102.00 concurrent with this Agreement (the "Note"). The Note shall bear interest at a rate of 6% per year, be payable in monthly installments, and have a term of 36 months

3. MMGH shall deliver to KLI 331,825 shares of the common stock, par value $0.001 per share of MMGH (the "Securities") within 30 days of this Agreement.

4. KLI (a) acknowledges that the Securities to be issued to it pursuant to this Agreement will be "restricted securities" within the meaning of Rule 144 of the General Rules and Regulations under the Securities Act; (b) represents and warrants that it is acquiring its Securities for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act; (c) understands that it must bear the economic risk of the investment indefinitely because the Securities may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from registration is available; and (d) represents to MMGH that it (i) is an accredited investor as defined in Rule 501 of Regulation D of the Securities and Exchange Commission and/or (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Securities.

5. KLI agrees that it does, and shall, accept the Funds, Note, Securities in full and complete satisfaction of the Indebtedness released herein. KLI and its affiliates, parents, subsidiaries, partners, members, agents, successors and assigns do hereby release, acquit, exonerate and forever discharge MMGH, its respective agents, servants, employees, representatives, directors, officers, shareholders, parents, owners, subsidiaries, successors, assigns and affiliates from and against any and all indebtedness, liabilities, debts,

obligations, demands, costs and causes of action, arising from, or in any fashion related to, the Indebtedness.

6. KLI represents, warrants, acknowledges and agrees that it has not assigned to any other person or entity all or any portion of any of the Indebtedness or potential claims with respect thereto that it may have or may have had against MMGH.

7. This Agreement constitutes the entire agreement between MMGH and KLI related to the subject matter hereof and shall supersede any prior agreement between such parties, whether oral or in writing, regarding the subject matter hereof, and any and all such prior agreements shall be null and void and of no further effect, unless otherwise provided herein. This Agreement may not be modified or amended in any manner or fashion except in a writing executed hereafter by all of the parties hereto.

8. This Agreement is binding upon, and shall extend to, the respective successors, assigns and legal representatives of MMGH and KLI.

9. This Agreement shall be governed for all purposes by the laws of the State of New York without regard to conflict of laws principles. The state and federal courts of New York shall have exclusive jurisdiction over any and all disputes relating to this Agreement other than the granting of equitable relief to enforce this Agreement.

10. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable in any manner, the remaining provisions of this Agreement shall nonetheless continue in full force and effect without being impaired or invalidated in any way. In addition, if any provision of this Agreement may be modified by a court of competent jurisdiction such that it may be enforced, then that provision shall be so modified and as modified shall be enforced.

11. This Agreement may be executed in any number of counterparts, each of which, when taken together shall be deemed one and the same instrument. Executed copies of this Agreement may be delivered between the parties via telecopy and facsimile.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Settlement Agreement and Release under seal on the Effective Date written above.

Midas Medici Group Holdings, Inc.



By:________________________________
Name: NANA BAFFOUR
Title: CEO

Know Lawrence International, LLC



By:________________________________
Name: JOHNSON KACHIDZA
Title: Managing Principal

4849-3377-7161, v. 1